     Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT AND JURISDICTION
OF INCORPORATION OR ORGANIZATION

CHD, Inc. (Non-Operating)	Delaware
Caire, Inc.	Delaware
Chart Asia, Inc.	Delaware
Chart Australia Pty LTD	Australia
Chart Europe GmbH	Germany
Chart Heat Exchangers Limited	England
Chart Heat Exchangers Limited Partnership	Delaware
Chart Inc.	Delaware
Chart Industries Foreign Sales Corporation	Virgin Islands
Chart International, Inc.	Delaware
Chart International Holdings, Inc.	Delaware
Chart Leasing, Inc.	Ohio
Chart Management Company, Inc	Ohio*
Chart UK Investments Limited Partnership	England
Coastal Fabrication, LLC	Delaware
CoolTel, Inc.	Delaware
Ferox A.S.	Czech Republic
NexGen Fueling, Inc.	Delaware
Zhangjiagang Chart Gases Equipment Company	China

* General partner for Chart Heat Exchangers Limited Partnership, a Delaware limited partnership and Chart UK Investments Limited Partnership, an English limited partnership.